


05008178

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat


PROCESSING
SECTION
MAY 1 6 2004
155

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

11th May 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – AGM Resolutions – 11/05/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.



File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

11th May 2005


PROCESSING
SECTION
RECEIVED
MAY 16 2004
155

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – AGM Resolutions – 11/05/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.



RNS | The company news service from the London Stock Exchange

Last Refreshe
16:25 Wed, May 11 2
UK

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Replac
Taylor Nelson Sofres PLC	AGM Resolutions		16:25 11 May 05	

Full Announcement Text

COMPANIES ACT 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTIONS of TAYLOR NELSON SOFRES plc

REGISTERED NO. 912624 PASSED ON 11 MAY 2005

At the annual general meeting of the company duly convened and held on 11 May 2005 the following resolutions were du passed in respect to the special business conducted at the meeting.

Ordinary Resolutions

9. To consider and, if thought fit, to pass the following as an ordinary resolution:

   That the authorised share capital of the company be increased from £25,500,000 to £30,000,000 by the creation 90,000,000 additional ordinary shares of 5 pence each ranking equally in all respects with the existing ordinary shar in the company.

10. To consider and, if thought fit, to pass the following as an ordinary resolution:

    a. That in addition to all existing authorities the directors be generally and unconditionally authorised pursuant section 80 of the Companies Act 1985 to:

    (i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £7,455,003 resolution numbered 9 in the notice of the meeting is passed or £3,135,000 if resolution numbered 9 in tl notice of the meeting is not passed, for a period expiring (unless previously renewed, varied or revoked by tl company in general meeting) at the end of the next annual general meeting of the company after the date (which this resolution is passed; and

    (ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of th authority and the directors may allot relevant securities in pursuance of that offer or agreement as if th authority had not expired;

    b. That, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the ordina resolution of the company passed on 12 May 2004 be revoked by this resolution; and

13. To consider and, if thought fit, to pass the following as an ordinary resolution:

a. That the Taylor Nelson Sofres plc 2005 Long-Term Incentive Plan (the Plan), the principal terms of which a summarised in Appendix 1 to the Chairman's letter to shareholders enclosed with this notice be approved ai the directors be authorised to:

b. make such modifications to the Plan as they may consider appropriate to take account of the requirements of tl UK Listing Authority and best practice and to adopt the Plan and to do all such acts and things as they m: consider appropriate to implement the Plan; and

c. establish further plans based on the Plan but modified to take account of local tax, exchange control, securities laws in overseas territories, provided that any shares made available under such further plans a treated as counting against the limits on individual or overall participation in the Plan.

Special Resolutions

11. To consider and, if thought fit, to pass the following as a special resolution:

That subject to the passing of resolution numbered 10 in the notice of the meeting and in place of the power given to pursuant to the special resolution of the company passed on 12 May 2004 the directors be generally empower pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section ((2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 10 in tl notice of the meeting as if section 89(1) of the Act did not apply to the allotment. This power:

a. expires at the end of the next annual general meeting of the company after the date on which this resolution passed, but the company may make an offer or agreement which would or might require equity securities to l allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer agreement as if this power had not expired; and

b. shall be limited to:

(i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in tl capital of the company in proportion (as nearly as may be) to their existing holdings of ordinary shares, b subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nomin amount equal to £1,118,250.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) the Act as if in the first paragraph of this resolution the words 'pursuant to the authority conferred by the resoluti numbered 10 in the notice of the meeting' were omitted.

12. To consider and, if thought fit, to pass the following as a special resolution:

That the company be and is hereby generally and unconditionally authorised for the purposes of section 166 of tl Companies Act 1985 (the Act) to make market purchases (within the meaning of section 163 of the Act) on the Lond Stock Exchange of ordinary shares of 5p each in the capital of the company provided that:

a. the maximum number of ordinary shares hereby authorised to be purchased is 22,365,011 representing 5 p cent of the company's issued ordinary share capital;

b. the minimum price which may be paid for each ordinary share is 5p;

c. the maximum price (exclusive of advance corporation tax and expenses) which may be paid for each ordina share is an amount equal to 105 per cent of the average of the middle market quotations for such shares derived from the London Stock Exchange Daily Official List for the five business days immediately precedi the date of purchase; and

resolution, if earlier, save that the company may before the expiry of this authority make a contract or contracts purchase which will or may be executed wholly or partly after such expiry and may make a purchase ordinary shares pursuant to any such contract.

Signed ....

Ian Portal, Group Company Secretary
Taylor Nelson Sofres plc

END


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